Blank Rome LLP

1271 Avenue of the Americas

New York, NY 10020

(212) 885-5147 (Phone)

(917) 332-3028 (Facsimile)

www.blankrome.com

June 28, 2022

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Two Roads Shared Trust (Registration No. 333-264503)

Ladies and Gentlemen:

On behalf of Two Roads Shared Trust, a registered investment company (the “Trust”) transmitted herewith for filing under the Securities Act of 1933, as amended (the “Securities Act”), is Pre-Effective Amendment No. 1 to the prospectus/information statement on Form N-14, on behalf of the Conductor Global Equity Value ETF (the “Fund”). The prospectus/information statement is filed in connection with the planned reorganization of the Conductor Global Equity Value Fund, a series of the Trust, into the Fund, a series of the Trust.

Questions and comments concerning the enclosed materials may be directed to me at (212) 885-5147.

Sincerely,

/s/ Stacy H. Louizos

Stacy H. Louizos